SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS

                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 2)*




                              Bank Plus Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0644461073
             ------------------------------------------------------
                                 (CUSIP Number)


                               Jeffrey S. Lambert
                        Strome Investment Management L.P.
                         100 Wilshire Blvd., 15th Floor
                             Santa Monica, CA 90401
                                 (310) 917-6600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 March 30, 2000
            ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. CUSIP No. 001947100                                 Page 2 of 18 Pages
-----------------------------                                 ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Strome Investment Management L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        #95-4450882
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 1,745,000
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,745,000

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,745,000

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          PN, IA

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 001947100                                           Page 3 of 18 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        SSCO, Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        #95-4450883
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 1,745,000
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,745,000

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,745,000

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO, HC

--------------------------------------------------------------------------------

CUSIP No. 001947100                                           Page 4 of 18 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Mark E. Strome
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 1,745,000
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,745,000

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,745,000

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN, HC

--------------------------------------------------------------------------------

CUSIP No. 001947100                                           Page 5 of 18 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Strome Partners L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        #95-4372590
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 199,400
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                199,400

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          199,400

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          PN, IA

--------------------------------------------------------------------------------

CUSIP No. 001947100                                           Page 6 of 18 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Strome Offshore Limited
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 1,162,600
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,162,600

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,162,600

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 001947100                                           Page 7 of 18 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Strome Hedgecap Fund, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        #95-4385662

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 327,800
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                327,800

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          327,800

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 001947100                                           Page 8 of 18 Pages
-------------------                                           ------------------



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Strome Hedgecap Limited
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 55,200
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                55,200

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          55,200

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.3%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO

--------------------------------------------------------------------------------

CUSIP No. 001947100                                           Page 9 of 18 Pages
-------------------                                           ------------------




INTRODUCTION

      This Amendment No. 2 relates to the Schedule 13D filed on behalf of (i) Strome Partners, L.P. ("SP"), (ii) Strome Offshore Limited ("SOFF"), (iii) Strome Hedgecap Fund, L.P. ("SHCF"), (iv) Strome Hedgecap Limited ("SHCL"), (v) Strome Investment Management, L.P. ("SIM"), (vi) SSCO, Inc. ("SSCO"), and (vii) Mark E. Strome ("Strome"), collectively the "Reporting Persons" with the Securities and Exchange Commission on December 1, 1999, and amended on February 22, 2000 (the "Schedule 13D"). Items 1, 3, 4, 5 and 7 of the Schedule 13D are amended and supplemented as follows:

ITEM 1.     SECURITY AND ISSUER.

      The number of issued and outstanding shares of Stock as of March 23, 2000, as set forth in the Company's Annual Report on Form 10-K for the period ended December 31, 1999, is 19,441,886.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SP is $1,050,734.05. The source of funds for this consideration was working capital.

            The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SOFF is $6,184,590.89. The source of funds for this consideration was working capital.

            The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SHCF is $1,744,426.89. The source of funds for this consideration was working capital.

            The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SHCL is $293,506.24. The source of funds for this consideration was working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

      As previously disclosed, certain of the Reporting Persons provided notice pursuant to the Company's By-Laws of their intention to nominate two individuals for election to the Board of Directors of the Company at the 2000 Annual Meeting of Stockholders (the "2000 Annual Meeting"). On March 30, 2000, the Reporting Persons entered into an Agreement (the

CUSIP No. 001947100                                          Page 10 of 18 Pages
-------------------                                          -------------------



"Agreement") with the Company pursuant to which the Company agreed, among other things, to nominate Jeffrey E. Susskind and Thomas E. King, subject to the non-objection of the OTS, for election as directors of the Company at the 2000 Annual Meeting, and the Reporting Persons agreed, among other things, to refrain from (i) taking certain actions with respect to the Company, including making any additional acquisitions of Company stock and (ii) certain other actions, including calling a special meeting of stockholders, until the termination of the Agreement. The Reporting Persons have agreed to withdraw their notice of intention to nominate directors at the 2000 Annual Meeting. The Agreement is attached hereto as Exhibit A and incorporated herein by reference.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the date hereof, the Reporting persons have the following interest in the securities of the Company:

                  (i) SP beneficially owns 199,400 shares of Stock and is the beneficial owner of 1.0% of the Stock.

                  (ii) SOFF beneficially owns 1,162,600 shares of Stock and is the beneficial owner of 6.0% of the Stock.

                  (iii) SHCF beneficially owns 327,800 shares of Stock and is the beneficial owner of 1.7% of the Stock.

                  (iv) SHCL beneficially owns 55,200 shares of Stock and is the beneficial owner of 0.3% of the Stock.

                  (v) SIM, (y) as general partner of and discretionary investment adviser to SP and SHCF and (z) discretionary investment adviser to SOFF and SHCL, beneficially owns 1,745,000 shares of Stock and is the beneficial owner of 9.0% of the Stock.

                  (vi) SSCO, as the general partner of SIM beneficially owns 1,745,000 shares of Stock and is the beneficial owner of 9.0% of the Stock.

                  (vii) Strome, as a settlor and trustee of the The Mark E.
                        Strome Living Trust dated 1/16/97, which trust is the controlling shareholder of SSCO, beneficially owns 1,745,000 shares of Stock and is the beneficial owner of 9.0% of the Stock.

            The Reporting Persons in the aggregate may be deemed to own an aggregate of 9.0% of the Stock.

CUSIP No. 001947100                                          Page 11 of 18 Pages
-------------------                                          -------------------




             (b)


                SP       SOFF     SHCF    SHCL      SIM       SSCO      STROME
                --       ----     ----    ----      ---       ----      ------

SOLE POWER      0         0         0       0        0          0          0
TO VOTE/
DIRECT VOTE

SHARED       199,400  1,162,600  327,800 55,200  1,745,000  1,745,000  1,745,000
POWER TO
VOTE/
DIRECT VOTE

SOLE POWER      0         0         0       0        0          0          0
TO DISPOSE/
DIRECT
DISPOSITION

SHARED       199,400  1,162,600  327,800 55,200  1,745,000  1,745,000  1,745,000
POWER TO
DISPOSE/
DIRECT
DISPOSITION

            (c) The trading dates, number of shares purchased or sold and the price per share for all transactions by the Reporting Persons since February 22, 2000, are set forth below. All such transactions were open market transactions and were effected on the NASDAQ National Market. No other transactions were effected by the Reporting Persons during such period.

--------------------------------------------------------------------------------

                         TRADE DATE         BOUGHT (SOLD)           PRICE

--------------------------------------------------------------------------------

         SP               02/28/00            (25,000)             $2.5849
--------------------------------------------------------------------------------

         SP               03/01/00             (1,600)             $2.3037
--------------------------------------------------------------------------------

         SP               03/08/00             (5,000)             $1.8974
--------------------------------------------------------------------------------

         SP               03/09/00             (5,000)             $1.7099
--------------------------------------------------------------------------------

         SP               03/13/00              (800)              $1.7724
--------------------------------------------------------------------------------

         SP               03/13/00             (5,000)             $1.7724
--------------------------------------------------------------------------------

         SP               03/15/00             (5,000)             $1.7724
--------------------------------------------------------------------------------

CUSIP No. 001947100                                          Page 12 of 18 Pages
-------------------                                          -------------------



--------------------------------------------------------------------------------

         SP               03/16/00             (5,000)             $1.7724
--------------------------------------------------------------------------------

         SP               03/21/00             (5,000)             $1.8349
--------------------------------------------------------------------------------

         SP               03/22/00             (5,000)             $1.7724
--------------------------------------------------------------------------------

         SP               03/23/00             (5,000)             $1.7724
--------------------------------------------------------------------------------

         SP               03/28/00             (5,000)             $1.7412
--------------------------------------------------------------------------------

         SP               03/29/00             (5,000)             $1.5849
--------------------------------------------------------------------------------

         SP               03/31/00            (20,000)             $1.5849
--------------------------------------------------------------------------------

        SOFF              03/01/00             (6,400)             $2.3037
--------------------------------------------------------------------------------

        SOFF              03/13/00             (3,200)             $1.7724
--------------------------------------------------------------------------------

        SHCF              03/01/00             (1,700)             $2.3037
--------------------------------------------------------------------------------

        SHCF              03/13/00              (850)              $1.7724
--------------------------------------------------------------------------------

        SHCL              03/01/00              (300)              $2.3037
--------------------------------------------------------------------------------

        SHCL              03/13/00              (150)              $1.7724
--------------------------------------------------------------------------------



ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT A   Agreement between Reporting Persons and Bank Plus Corporation, dated
            March 30, 2000.

CUSIP No. 001947100                                          Page 13 of 18 Pages
-------------------                                          -------------------



SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            April 4, 2000


Strome Partners, L.P.
By: Strome Investment Management, L.P., general partner
by its general partner, SSCO, Inc.

By:  /s/ Jeffrey S. Lambert
   --------------------------
     Jeffrey S. Lambert
     Chief Operating Officer


Strome Offshore Limited

By:  /s/ Jeffrey S. Lambert
   --------------------------
     Jeffrey S. Lambert
     Director


Strome Hedgecap Fund


By: Strome Investment Management, L.P., general partner
by its general partner, SSCO, Inc.

By:  /s/ Jeffrey S. Lambert
   --------------------------
     Jeffrey S. Lambert
     Chief Operating Officer


Strome Hedgecap Limited

By:  /s/ Jeffrey S. Lambert
   --------------------------
     Jeffrey S. Lambert
     Director


Strome Investment Management, L.P.
By: SSCO, Inc., general partner

By:  /s/ Jeffrey S. Lambert
   --------------------------
     Jeffrey S. Lambert
     Chief Operating Officer


SSCO, Inc.

By:  /s/ Jeffrey S. Lambert
   --------------------------
     Jeffrey S. Lambert
     Chief Operating Officer


/s/ Jeffrey S. Lambert
----------------------
Mark E. Strome

CUSIP No. 001947100                                          Page 14 of 18 Pages
-------------------                                          -------------------



                                                                       EXHIBIT A

March 30, 2000


Strome Partners, L.P. ("SPLP")
Strome Offshore Limited ("Offshore")
Strome Hedgecap Fund, L.P. ("Hedgecap Fund")
Strome Hedgecap Limited ("Hedgecap Limited")
Strome Investment Management, L.P. ("Management")
SSCO, Inc. ("SSCO")
Mark E. Strome ("Strome")

            Re:   Standstill Agreement
                  --------------------

Gentlemen:

            Each of you is either a stockholder of Bank Plus Corporation (the "Company") or an affiliate or officer of a stockholder of the Company (collectively, the "Strome Stockholders"). On December 17, 1999, certain of the Strome Stockholders notified the Company of their intention to call a special meeting of stockholders of the Company to expand the size of the Company's Board of Directors (the "Board") and to elect as additional directors of the Company a slate of nominees selected by the Strome Stockholders and possibly other stockholders. On February 18, 2000, certain of the Strome Stockholders, through Cede & Co., notified the Company of their intention to nominate two individuals for election as directors at the Company's 2000 annual meeting of stockholders (the "2000 Annual Meeting"). At or before the 2000 Annual Meeting, Lilly V. Lee and Waldo H Burnside will cease to be directors of the Company. In order to avoid the time and expense of a protracted proxy contest, the parties agree as follows:

            1. Subject to the non-objection of the Office of Thrift Supervision (the "OTS") pursuant to 12 C.F.R. ss.563.585 (thE "OTS Non-Objection") and the satisfaction of the provisions of Section 2 hereof, the Board will nominate Jeffrey E. Susskind and Thomas E. King (together with Substitute Nominees, as defined below, the "Strome Designees") for election as directors of the Company at the 2000 Annual Meeting for terms expiring at the Company's annual meetings of stockholders in 2003 and 2002, respectively (although the Company reserves the right to nominate Mr. King for a term expiring in 2003). The Company shall, upon execution of this Agreement, notify the OTS in accordance with 12 C.F.R. ss.563.560 et seq. of the nomination of the Strome Designees to the Board, and shall promptly take any and all other actions necessary or appropriate, including the filing of any required notices, forms or other instruments with the OTS and any other regulatory authority having jurisdiction thereof, the approval or non-objection of which is required for the Strome Designees to serve on the Board. The Strome Stockholders shall cause the Strome Designees to provide such information as may reasonably be requested by the Company in order for the Company to fulfill its obligations under with 12 C.F.R. ss.563.560 et seq.

CUSIP No. 001947100                                          Page 15 of 18 Pages
-------------------                                          -------------------



            If the OTS objects to the inclusion of Mr. Susskind or Mr. King on the Board, the Board and the Strome Stockholders shall work in good faith to designate a replacement nominee (the "Substitute Nominee") as a director of the Company acceptable to both the Strome Stockholders and the Board. The nomination of the Substitute Nominee to the Board shall be subject to OTS Non-Objection.

            2. The Strome Stockholders acknowledge and agree that the terms of this Agreement and the transactions contemplated hereby will not be used to facilitate an acquisition of control of the Company by the Strome Stockholders. As a condition to the nomination of the Strome Designees to the Board, each of such individuals shall execute and deliver to the Company his written resignation from the Board and from the boards of directors of any direct or indirect subsidiaries of the Company, effective five calendar days following written notice from the Company to the Strome Stockholders and the Strome Designees of a breach by any of the Strome Stockholders of any provision of paragraph 3 of this Agreement, which notice shall describe such breach in reasonable detail.

            3. Subject to paragraph 4 below, each of the Strome Stockholders executing this Agreement below hereby agrees that, from the date hereof through April 30, 2001, each of the Strome Stockholders shall not, individually or collectively, (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities, direct or indirect rights or options to acquire any voting securities, or securities or instruments convertible into voting securities, of the Company if, after giving effect to the acquisition of such voting securities (whether or not actually acquired), the Strome Stockholders would beneficially own (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) in excess of 9.62% of the outstanding voting securities of the Company; provided, however, that any increase in the Strome Stockholders' percentage ownership of voting securities of the Company due to a redemption or repurchase by the Company of its voting securities shall not be deemed to be an acquisition of the Company's voting securities; (b) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission) securities of the Company, or seek to advise or influence any person or entity with respect to any voting of any securities of the Company on any matter submitted, or to be submitted to, the stockholders of the Company; (c) call, or participate in calling, any special meeting of the stockholders of the Company;
(d) form, join or in any way participate in a "group" (other than the Strome Stockholders) within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of the Company; (e) make any public announcement with respect to or make or submit a proposal or offer (with or without conditions) for the securities or assets of the Company or any extraordinary transaction involving the Company or any of its subsidiaries; (f) otherwise act alone or in concert with others to seek to control the management, Board of Directors or policies of the Company (other than by virtue of the participation of the Strome Designees on the Board); (g) make any filing or application with any governmental agency seeking control or a rebuttal of a presumption of control of the Company or Fidelity Federal Bank, a FSB (the "Bank"), under federal laws and regulations, including, without limitation,

CUSIP No. 001947100                                          Page 16 of 18 Pages
-------------------                                          -------------------



12 C.F.R. Part 574, except for a filing seeking a rebuttal of a presumption of control of the Company or the Bank in response to an assertion by the OTS that such a filing is necessitated by virtue of the Strome Stockholders' 9.62% beneficial ownership of the Company's voting securities and the addition of the Strome Designees to the Board; or (h) propose any of the foregoing unless and until such proposal is specifically invited or approved by the Company.

            4. The Strome Stockholders hereby withdraw their notice to the Company of their intention to nominate candidates for election as directors of the Company at the 2000 Annual Meeting. Notwithstanding anything to the contrary in paragraph 3 hereof, each of the Strome Stockholders shall vote all of its securities of the Company in favor of the director nominees (who shall include the Strome Designees) proposed by the Board at the 2000 Annual Meeting.

            5. All parties hereto agree and acknowledge that the Board is placing material reliance on the terms of this Agreement as a basis of and condition to the Board's appointment of the Strome Designees as directors of the Company.

            6. Each of the Strome Stockholders hereby acknowledges and agrees that it is aware that the United States securities laws may prohibit any person who has material non-public information about a company from purchasing or selling securities of that company.

            7. This Agreement shall terminate upon the earliest to occur of the following: (i) the failure of the Strome Designees to be approved by the OTS as directors of the Company within 60 days of receipt by the Company from both Strome Designees of completed and executed forms and disclosures necessary for submission to the OTS; (ii) the failure of the Strome Designees to be elected directors of the Company at the 2000 Annual Meeting; (iii) the resignation, on or after the 60th day preceding the first anniversary of the date on which the Company first mails proxy materials to stockholders for the 2000 Annual Meeting, of the Strome Designees from the Board and from the boards of directors of any direct or indirect subsidiaries of the Company on which they serve; or (iv) April 30, 2001. No rights or obligations shall survive the termination of this Agreement except for claims arising from, or in connection with, the breach of this Agreement.

            8. It is understood and agreed that monetary damages would not be a sufficient remedy for any breach or threatened breach of this Agreement. Each party hereto shall be entitled to equitable relief by way of injunction or specific performance if any other party or any of their respective officers, directors, investment bankers, attorneys, accountants or other representatives breach, or threaten to breach, any of the provisions of this Agreement, such remedy by way of equitable relief being cumulative, and not exclusive, of any other remedies and/or rights that the complaining party shall be entitled to exercise. It is further understood and agreed that no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

CUSIP No. 001947100                                          Page 17 of 18 Pages
-------------------                                          -------------------



            9. In the event of any dispute between the parties hereto regarding the performance or interpretation of this Agreement, the prevailing party shall be entitled to its reasonable attorneys' fees, costs and other expenses, in addition to any other relief to which such party may be entitled.

            10. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the internal laws of the State of Delaware, without regard to the principles of conflict of laws.

            11. All the terms and provisions of this Agreement shall inure to the benefit of and shall be enforceable by the successors and assigns of the parties hereto.

            12. This Agreement contains the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or understandings other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties or their respective successors or assigns.

            13. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by hand delivery, cable, telecopy (confirmed in writing) or telex, or by mail (registered or certified, postage prepaid, return receipt requested) to the respective parties as follows:


If to the Company:
   Bank Plus Corporation                    With a copy to:
   4565 Colorado Boulevard                     Gibson, Dunn & Crutcher LLP
   Los Angeles, CA 91209-1631                  333 South Grand Avenue
   Attention:  General Counsel                 Los Angeles, CA 90071
                                               Attention:  Dhiya El-Saden, Esq.
If to the Strome Stockholders:
   c/o Strome Investment Management, L.P.   With a copy to:
   100 Wilshire Boulevard                      Cadwalader, Wickersham & Taft
   15th Floor                                  100 Maiden Lane
   Santa Monica , CA 90401                     New York, NY 10038
   Attention:  Jeffrey S. Lambert              Attention:  Dennis J. Block, Esq.


or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

            14. This Agreement may be executed in counterparts, each of which shall be an original, but each of which together shall constitute one and the same Agreement.

CUSIP No. 001947100                                          Page 18 of 18 Pages
-------------------                                          -------------------



Kindly confirm that the foregoing represents our understanding and agreement in respect of this matter by signing below where indicated and returning the signed copy.

                                    Sincerely,

                                    BANK PLUS CORPORATION

                                    By:   /s/ Mark Mason
                                        ------------------------------
                                        Mark K. Mason
                                        President and Chief Executive Officer

The undersigned Strome Stockholders hereby agree to the foregoing this ___ day of March, 2000.


STROME PARTNERS, L.P.                    STROME HEDGECAP FUND, L.P.
  By Strome Investment Management,L.P.     By Strome Investment Management, L.P.
     general partner                          general partner
  By SSCO, Inc., general partner           By SSCO, Inc., general partner


By:   /s/ Mark E. Strome                By:   /s/ Mark E. Strome
      -------------------                  ---------------------


STROME OFFSHORE LIMITED                  STROME HEDGECAP LIMITED

By:   /s/ Mark E. Strome                By:   /s/ Mark E. Strome
      -------------------                  ---------------------


STROME INVESTMENT MANAGEMENT, L.P.       SSCO, INC.
   By SSCO, Inc., general partner          By:   /s/ Mark E. Strome
                                                 -------------------
By:   /s/ Mark E. Strome
      -------------------

By:   /s/ Mark E. Strome
      -------------------


MARK E. STROME